Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

(949) 380-6100

March 7, 2012

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Microsemi Corporation (“Registrant” or “Company”)
Form 10-K for the Fiscal Year Ended October 2, 2011
Filed November 23, 2011
File No. 000-08866

Dear Mr. Webb:

Microsemi Corporation, a Delaware corporation, provides the following responses to the Staff’s comments dated February 28, 2012, for which we thank you.

Form 10-K for the Fiscal Year Ended October 2, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.	We note you acquired several companies in fiscal 2011 and did not provide detailed, quantified disclosures herein of the impact of such acquisitions on your results of operations and changes therein during the periods presented. We also note you did not quantify the impact of volume and/or price changes on your revenues during the periods presented. Accordingly, please provide a more detailed discussion about the reasons for the changes in your results of operations as well as other financial statement line items if your future filings. Please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release 33-8350.

We have reviewed Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release 33-8350. With regard to the impact of acquisitions, we refer you to Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29 where we state:

While each of our acquisitions contributed to higher sales and operating income, we immediately implement an integration plan in functional areas such as sales and operations. We have actively taken steps to integrate the management of our various operations, including management of our recent acquisitions. Sales offices, personnel and efforts are combined. Production has been transferred among our facilities to share resources and technology, as well as to increase efficiency. We strive to make the best possible use of our engineering capabilities by sharing research and production methods across our divisions and, where appropriate, assigning engineers to the same projects, regardless of which facility records personnel expense. Due to this commingling of activities, we do not practically measure the impact of any particular acquisition.

We believe that this overview of our integration activities is applicable to all of our acquisitions in our fiscal 2011 and propose to include similar language should future acquisitions mirror the facts and circumstances that occurred in our fiscal 2011. We believe we can provide additional insight into why we are not practically able to measure the impact of any particular acquisition, specifically:

•

We evaluate an acquired entity’s distributor and sales representative relationships and promptly develop and execute an integration plan. We have expanded, reduced and ceased relationships with distributors and sales representative of both Microsemi and a newly acquired entity and believe that optimizing these channel relationships has benefited consolidated net sales. We believe the benefit to Microsemi from acquired customer relationships and the benefit to an acquired entity resulting from access to Microsemi’s existing sales channels are impractical to determine.

•

Microsemi and the acquired entity share a corporate sales force that facilitates increased sales opportunities by offering a broader spectrum of products to both new and existing customers. Though the impact is beneficial to both Microsemi and the acquired entity, we believe the impact to net sales of unifying our sales force is impractical to determine.

•

We evaluate supplier and subcontractor relationships and implement a plan to reduce overall costs. These plans have resulted in price concessions from suppliers, expanded vendor relationships and the movement of Microsemi products to an acquired entity’s subcontractor and vice versa. Additional pricing leverage with our vendors has benefitted both Microsemi and the acquired entity, though we believe the impact is impractical to determine.

•

We evaluate manufacturing capacity and capabilities of both Microsemi’s and an acquired entity’s facilities. This has resulted in the movement of product lines and manufacturing processes among our locations, and though we believe these actions have lowered costs on a consolidated basis, these movements have affected a location’s raw materials and direct labor costs, as well as overhead absorption. We believe it would be impractical to report a quantified benefit or cost of these integration activities on acquired entities.

•

We evaluate our research and development efforts and have moved or combined efforts based on our evaluation of the capabilities of our staff and the resources available at each location. This has resulted in both personnel increases and reductions, as well as changing levels of research and development expenditures at both Microsemi and an acquired entity.

•

We transfer and combine certain administrative functions, including division management, sales operations, marketing, human resources, accounting and legal which impact locations that incur increased personnel or administrative costs. Based on our evaluation of the capabilities of our staff and the resources available at each location, an acquired entity may incur an increase or decrease in costs and responsibilities. We also incur incremental costs at our corporate operations as a result of realignments of personnel and resources and believe it is impractical to allocate increased costs between an acquired entity and our existing operations.

With regard to the impact of volume and/or price changes on our revenues during presented periods, we reviewed SAB Topic 13B in evaluating our disclosures. While we recognize that volume and price changes affect our revenue, we do not believe that disclosure of either quantitative measure would have provided an investor with meaningful insight into our revenue trends. We believe the breadth of our product offerings and the mix of products sold in any given fiscal period would distort an analysis of changes to volume and unit prices when comparing periods. For example, within our defense and security end market, our products range from diodes that typically ship in quantities of at least 100 pieces to individual system-engineered radio frequency subsystems. While each order can result in a similar amount of revenue, the varying mix of products would make a comparison of the volume of products and unit prices across periods of little use to an investor. In terms of overall price changes, we do not measure the consolidated impact of price changes across our over 80,000 active part numbers nor do we believe that price changes of any specific parts or group of parts has materially affected our revenue. As such, we provide a quantitative analysis of estimated net sales by end market and how factors within those end markets, including changes in volumes and prices, qualitatively affect net sales.

Should we be able to practically quantify the impact of an acquisition on our results of operation or when known trends or uncertainties, including those affecting price or volume, have or might reasonably be expected to have a favorable or unfavorable impact on our revenue or operating results, we will disclose and discuss them.

2.	We noted disclosures on page 41 that “in 2009, gross profit percentage was impacted 400 basis points from inventory write-downs related to product lines that do not meet gross margin targets, products that are being migrated to newer generations, products that service large capital spending end markets for which demand has declined and inventory at our Scottsdale facility that we announce we are closing”. Please tell us why the fact that a product did not meet a target means it needed to be written-down. Revise future filings to clarify when and why your inventory utility declined and why inventory write-downs were necessary.

We periodically evaluate the profitability of our various product offerings. Should the actual or expected profitability or gross margins fall below an acceptable minimum threshold, we may decide to stop offering a product line, in part to reallocate manufacturing, operations, engineering, sales and support resources to products we expect to generate higher profits. When we decide to exit a product line, we generally expect to generate minimal future sales from the remaining product line inventory on hand and accordingly, we may need to record additional inventory write-downs for obsolescence and a corresponding charge to cost of goods sold. This was the circumstance in our fiscal 2009. We will revise future filings to clarify when and why inventory utility has declined for a given product line and why additional inventory write-downs may be necessary.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MICROSEMI CORPORATION

/s/ John W. Hohener

John W. Hohener
Executive Vice President,
Chief Financial Officer,
Treasurer and Secretary